EXHIBIT 99.1

Cardiol Therapeutics' Phase II Recurrent Pericarditis Data Published in the Journal of the American Heart Association

• Peer-reviewed JAHA publication strengthens the foundation for Cardiol's pivotal Phase III MAVERIC trial as enrollment nears completion.

TORONTO, July 14, 2026 /CNW/ - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company advancing anti-inflammatory and anti-fibrotic therapies for heart disease, today announced the publication of its Phase II MAvERIC study results in the Journal of the American Heart Association ("JAHA"). The publication comes as the pivotal Phase III MAVERIC trial nears full patient enrollment.

The publication describes clinical findings in which CardiolRx™ was associated with rapid and sustained reductions in pericarditis pain and inflammation in patients with a high baseline disease burden. The study also reported substantial reductions in pericarditis episodes per year and a favorable safety and tolerability profile. Together, these findings provide the strong clinical rationale for MAVERIC, a randomized, double-blind, placebo-controlled, pivotal Phase III trial evaluating CardiolRx™ for reducing the risk of pericarditis recurrence.

"The publication of these results in the Journal of the American Heart Association makes the full body of peer-reviewed Phase II evidence available to the broader cardiovascular community," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "The publication provides comprehensive details of findings previously presented at the American Heart Association Scientific Sessions, including clinically important reductions in pain, inflammation, and recurrences with CardiolRx™, a favorable safety and tolerability profile, and its potential to offer a non-immunosuppressive treatment for patients living with recurrent disease. These findings directly informed the design of MAVERIC, our pivotal Phase III study. With enrollment now approaching completion, we believe the strong level of interest highlights the unmet need in this patient population and reinforces our confidence in the potential of CardiolRx™ to advance the standard of care."

The full publication is available in the Journal of the American Heart Association: www.ahajournals.org/doi/full/10.1161/JAHA.125.047605

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program is also studying CardiolRx™, specifically in acute myocarditis - an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease; the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™; the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, the JAHA publication strengthens the foundation of the pivotal Phase III program in recurrent pericarditis; and with enrollment in MAVERIC now approaching completion we believe the strong level of interest highlights the unmet need in this patient population and reinforces our confidence in the potential of CardiolRx™ to advance the standard of care. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

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For further information: For further information, please contact: Investor.relations@cardiolrx.com

CO: Cardiol Therapeutics Inc.

CNW 07:27e 14-JUL-26